

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

<u>Via E-mail</u>
Michael J. Daniels
President
Court Document Services, Inc.
1913 South Florida Ave.
Lakeland, FL 33803

> **Re: Court Document Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2012**
> **File No. 333-181276**

Dear Mr. Daniels:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

      ○ If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      ○ If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Tell us why you believe that your company is not a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. In this regard, we note that while you state that you have a specific business purpose and bona fide plan of operation, to date your operations appear to have been limited. You have generated minimal revenues from your business operations and you have not entered into any significant agreements with customers to secure future business. You had assets of $804 at December 31, 2011 all in cash and cash equivalents.

3. Your registration statement discloses in many places, such as the prospectus cover page, that the offering price will be $0.10 per share for the duration of the offering "or until the stock is listed on the OTCBB or other exchange then the selling security holders may sell at the prevailing market price or at privately negotiated prices." However, because you identify your selling shareholders as underwriters selling on behalf of the company, the offering must be at a fixed price for the <u>duration</u> of the offering. Please revise your disclosure to remove the additional indication that the shares may sell at market price upon listing.

Prospectus Summary, page I-1

4. We note your statement that your "key employee has over twenty (20) years experience in this area of business…" Clarify whether this reference is to Mr. Daniels, and if so, that he has only been associated with the company since January 2012.

5. We note your statement that you compete with many national document businesses such as LegalZoom. Clarify that unlike these national businesses, your company is restricted to doing business in Florida and therefore only competes with these national chains in Florida.

The Offering, page I-2

6. Clarify that the selling shareholders are selling the shares being registered, not the company.

Risk Factors, page I-3

Our Company may not be able to compete successfully with other companies…, page I-4

7. In this risk factor you describe you services being offered both "in office" and "at the client's location." Please revise your disclosure where appropriate, including your Business section, to discuss how your services are delivered by location or other relevant description.

Our success depends in part upon the continued popularity of non-attorney…, page I-4

8. In this risk factor you make several general statements including that the non-attorney industry is characterized "by the continual introduction of new concepts" and "rapidly changing consumer preferences, tastes and habits." Please revise your disclosure to discuss is greater detail the meaning of these phrases and statements.

We may incur additional costs or liabilities and lose revenues impacting…, page I-6

9. Please revise your disclosure under this risk factor to discuss the regulations or regulatory bodies that you are subject to in greater detail. For example, you state that your business license is typically renewed annually. Disclose with what level of government and what body you renew this license. We note your disclosure on page I-19.

Description of Business, page I-16

Business Development, page I-16

10. Briefly highlight the reasons for the ownership change of the company in January 2012.

11. Clarify how many profitable years the company has had since inception.

12. In the third to last paragraph under this heading, you state that you are "trying to incorporate" into the business model sub-contracting your services to companies and law firms. Please revise your disclosure to explain what steps you have taken to try to achieve this business goal.

Our Business, page I -17

(12) Our Employees, page I-19

13. In the first paragraph under this heading you state that you have one full-time employee. Please revise your disclosure to make clear who this person is considering your current President, Michael Daniels, devotes approximately 20 hours per week to the company, as does Deborah Igoe. In addition, disclose your current number of independent contractors and where they provide services.

Management's Discussion and Analysis of Financial Condition, page I-19

14. We note that you services are provided by independent contractors. Clarify that your revenues consist of fees charged to clients and that your expenses include fees paid to your independent contractors for their services.

Results of Operations, page I-20

Results of Operations for the Period Ended December 31, 2011, page I-20

15. We note disclosure in the last paragraph of page F-9 and in the third paragraph of page F-8 of material changes in compensation and advertising costs during the last three years. Please expand your discussion of results of operations to address and to quantify the material factors impacting your operating results. Quantify and explain how continued heavy advertising "result(ed) in (y)our large loss" in 2011. See Instruction 4 to Item 303A of Regulation S-K.

Financial Statements, page F-1

16. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Statement of Operations, page F-4

17. Revise your statements of operations to separately report costs of services. You should also separately report any other material costs and expenses, such as provisions for income tax.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director